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                              August 18, 2023

       Jordan Licht
       Chief Financial Officer
       Burford Capital Limited
       Oak House
       Hirzel Street
       St. Peter Port GY1 2NP
       Guernsey

                                                        Re: Burford Capital
Limited
                                                            Forms 20-F for the
Fiscal Years Ended December 31, 2021 and 2022
                                                            Filed March 29,
2022 and May 16, 2023, respectively
                                                            File No. 001-39511

       Dear Jordan Licht:

              We have reviewed your August 7, 2023 response to our comment letter and have the following comments.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 7, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Notes to the consolidated financial statements
       Note 15. Fair value of assets and liabilities
       Sensitivity of Level 3 valuations, page 118

   1. We acknowledge your response to comment 13. Please represent to us that, in future filings, you will
revise your disclosure about the ranges of percentages to be applied against the risk
adjustment factors to include disclosure about the breadth of the ranges and how you select the
specific percentages within each range, consistent with your response. See the
disclosure objective in ASC 820-10-50-1C(a).
 Jordan Licht
FirstName LastNameJordan   Licht
Burford Capital Limited
Comapany
August 18, NameBurford
           2023         Capital Limited
August
Page 2 18, 2023 Page 2
FirstName LastName
2. We acknowledge your response to the second bullet of comment 14. To clarify for financial statement users the interrelationship between case milestone factors and the risk adjustment premium, please represent to us that, in future filings, you will disclose the example provided in the second full paragraph on page 20 of your response.
        You may contact Mark Brunhofer at 1-202-551-3638 or Sharon Blume at 1-202-551-
3474 if you have any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance